Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2012 Results

•	Revenues grew 4% before currency
•	Adjusted EBITDA grew 15% to $825 million with a margin of 25.9%
•	Underlying operating profit up 2% to $545 million with a margin of 17.1%
•	Adjusted earnings per share were $0.44 vs. $0.37 in the first quarter 2011
•	2012 Outlook affirmed

NEW YORK, May 1, 2012  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the first quarter ended March 31, 2012. The company reported revenues from ongoing businesses of $3.2 billion, a 4% increase before currency. Adjusted EBITDA increased 15% with the corresponding margin up 260 basis points to 25.9%.  Underlying operating profit increased 2% with a corresponding margin of 17.1% versus 17.4% in the prior-year period.

Adjusted earnings per share (EPS) were $0.44 compared to $0.37 in the first quarter of 2011.

"The first-quarter performance was consistent with our full-year expectations," said James C. Smith, chief executive officer of Thomson Reuters. "The Legal, Tax & Accounting and IP & Science businesses each performed well. Our Financial & Risk business continues to make progress in a very difficult environment.  We are executing against a more focused strategy. In all, we are on track and affirm our full-year outlook."

“Last week, we announced an agreement to sell our Healthcare business for $1.25 billion. The transaction will enable us to redeploy capital to a number of alternatives, including accelerating development of our core businesses, as well as those in fast-growing geographies around the world.”

Consolidated Financial Highlights
	Three Months Ended March 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2012	2011	Change
Revenues	$3,354	$3,330	1%
Operating profit	$386	$396	-3%
Diluted earnings per share (EPS)	$0.38	$0.30	27%
Cash flow from operations	$273	$200	37%

Non-IFRS Financial Measures1	2012	2011	Change		Change Before Currency
Revenues from ongoing businesses	$3,187	$3,077	4%		4%
Adjusted EBITDA	$825	$717	15%		15%
Adjusted EBITDA margin	25.9%	23.3%	260	bp	250	bp
Underlying operating profit	$545	$536	2%		2%
Underlying operating profit margin	17.1%	17.4%	-30	bp	-30	bp
Adjusted earnings per share (EPS)	$0.44	$0.37	19%
Free cash flow	$(6)	$(60)	90%
Free cash flow from ongoing operations	$(41)	$(145)	72%
_______________________________
1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports First-Quarter 2012 Results

•	Revenues from ongoing businesses were $3.2 billion, a 4% increase before currency.
•
Adjusted EBITDA increased 15%, and the corresponding margin was 25.9% versus 23.3% in the prior-year period primarily due to the elimination of integration expenses and flow-through from higher revenues.

•
Underlying operating profit increased 2% and the corresponding margin was 17.1% versus 17.4% in the prior-year period as higher revenues were offset by higher depreciation and amortization from new product launches.

•	Adjusted EPS was $0.44 compared to $0.37 in the prior-year period. The increase was largely attributable to the elimination of integration expenses and higher underlying operating profit.

First-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business. Effective January 1, 2012, Thomson Reuters is organized as four reportable segments: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. Results for the first quarter of 2011 have been reclassified to reflect the current reportable segments.

Financial & Risk

•
Revenues increased 1%. Good growth in Marketplaces and Governance, Risk & Compliance was offset by declines in revenues from the Trading (Exchange Traded Instruments and Fixed Income) and Investors (Investment Management) business units.

•	Recurring subscription-related revenues grew 1%. Transactions-related revenues increased 4%. Recoveries revenues increased 2% and Outright revenues rose 9%.
•	By geography, revenues in Europe, Middle East and Africa (EMEA) rose 2%, revenues in the Americas were up 1% while revenues in Asia were flat.
•	EBITDA was $459 million, down 1%, with a related margin of 25.3%. Excluding currency, EBITDA increased 1% and the related margin was unchanged from the prior-year period.
•
Operating profit was $302 million, down 8%, with a related margin of 16.7%. Excluding currency, operating profit decreased 4% and the related margin decreased 100 basis points due to higher depreciation and amortization related to new product investments.

•	Eikon desktops now total over 16,000, up 30% from the fourth quarter of 2011.

Trading

•	Revenues decreased 2% with growth in Commodities & Energy and Foreign Exchange offset by desktop cancellations in Exchange Traded Instruments and Fixed Income.
•	Recoveries revenues increased 2%.

Investors

•
Revenues declined 3%. A 16% increase in Enterprise Content revenues was offset by a decline in Investment Management (down 10%) due to prior-year cancellations and weakness in Europe. Wealth Management declined 3%.

•	Investment Management net sales, though negative in the first quarter, improved from the fourth quarter of 2011.
•	Corporates revenues increased 1% and Investment Banking revenues were flat.

Thomson Reuters Reports First-Quarter 2012 Results

Marketplaces

•	Revenues increased 10% (4% organic) driven by acquisitions and Tradeweb, which was up 11% on an organic basis.
•	Foreign exchange-related revenues rose slightly, impacted by lower volumes compared to the prior-year period.

Governance, Risk & Compliance

•	Revenues grew 122% (16% organic) to $51 million driven by acquisitions, new sales and strong demand for risk and compliance solutions.
•	Thomson Reuters Accelus Compliance Manager was launched in March 2012 with strong interest from customers.

Legal

•
Revenues increased 3%. US Law Firm Solutions grew 2% driven by a 12% increase in Business of Law revenues (FindLaw and Elite) with research-related revenues flat. Corporate, Government and Academic revenues rose 4%. Global businesses grew 7% with good growth in Latin America.

•	EBITDA increased 5% and the associated margin increased 60 basis points to 34.7%.
•	Operating profit increased 5% and the associated margin was 25.7% compared to 25.2% in the prior-year period.
•	WestlawNext has been sold to approximately 65% of Westlaw’s revenue base.

Tax & Accounting

•	Revenues increased 31% (9% organic) driven by acquisitions and strong growth across the business.
•	EBITDA increased 50% and the corresponding margin increased 410 basis points to 31.0%.
•
Operating profit increased 58% and the corresponding margin increased 380 basis points to 21.9% due to strong revenue flow-through and efficiency initiatives, partly offset by the dilutive effect of acquisitions.

•
Tax & Accounting is a seasonal business with a significant percentage of its operating profit traditionally generated in the fourth quarter. Small movements in the timing of expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•
Revenues were up 4% driven by growth in the IP Solutions and Scientific & Scholarly Research businesses, partly offset by a 1% decline in Life Sciences revenues due to timing of renewals and a difficult comparable in the first quarter of 2011.

•	EBITDA increased 9% with the corresponding margin increasing 160 basis points to 34.4%.
•	Operating profit increased 6% with the corresponding margin increasing 40 basis points to 26.3%.
•
Small movements in the timing of expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Thomson Reuters Reports First-Quarter 2012 Results

Corporate & Other (Including Media)

Media revenues totaled $82 million, unchanged from the prior-year period. Corporate and Other costs totaled $80 million compared to $76 million in the prior-year period.

Recent Developments

On April 23, 2012, Thomson Reuters announced it had entered into a definitive agreement to sell its Healthcare business to an affiliate of Veritas Capital for $1.25 billion. The sale is not subject to any financing condition but is subject to regulatory approval and customary closing conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The sale is expected to close in the next few months.

The Healthcare business provides data, analytics and performance benchmarking solutions and services to hospitals, health systems, employers, health plans, government agencies and healthcare professionals.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2012 that was previously communicated in February.

Thomson Reuters expects its revenues to grow low-single digits in 2012.

Thomson Reuters expects its adjusted EBITDA margin to range between 27% and 28% in 2012.

The company forecasts its underlying operating profit margin to range between 18% and 19% in 2012 due to higher depreciation and amortization expense.

Thomson Reuters expects reported free cash flow to grow 5% to 10% and free cash flow from ongoing operations to grow 15% to 20% in 2012.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

As previously announced, Thomson Reuters increased its 2012 annual dividend by $0.04 per share to $1.28 per share. A quarterly dividend of $0.32 per share is payable on June 15, 2012 to shareholders of record as of May 24, 2012.

As of May 1, 2012, the company has repurchased 11.6 million shares for an aggregate purchase price of approximately $350 million pursuant to its Normal Course Issuer Bid (NCIB). The current NCIB program authorizes the company to purchase up to 15 million shares.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters

Thomson Reuters Reports First-Quarter 2012 Results

in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES
Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS
Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2012. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2012 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy (including the current European Union debt crisis); actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to protect the brands and reputation of Thomson Reuters; additional impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited, and failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and

Thomson Reuters Reports First-Quarter 2012 Results

the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT
MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter 2012 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2012 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,		Change
	2012	2011 (1)	Total	Before Currency	Organic
Revenues
Trading	$859	$885	-3%	-2%	-2%
Investors	603	623	-3%	-3%	-3%
Marketplaces	298	273	9%	10%	4%
Governance, Risk & Compliance	51	23	122%	122%	16%
Financial & Risk	1,811	1,804	0%	1%	-1%
Legal	777	754	3%	3%	2%
Tax & Accounting	310	238	30%	31%	9%
Intellectual Property & Science	209	201	4%	4%	3%
Corporate & Other (includes Media)	82	82	0%	1%	1%
Eliminations	(2)	(2)
Revenues from ongoing businesses (2)	3,187	3,077	4%	4%	1%
Other businesses (3)	167	253
Revenues	$3,354	$3,330	1%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2012	2011
Financial & Risk	$459	$465	-1%	1%	25.3%	25.8%
Legal	270	257	5%	4%	34.7%	34.1%
Tax & Accounting	96	64	50%	50%	31.0%	26.9%
Intellectual Property & Science	72	66	9%	8%	34.4%	32.8%
Corporate & Other (includes Media)	(72)	(65)
Integration programs expenses	-	(70)
Adjusted EBITDA	$825	$717	15%	15%	25.9%	23.3%

Underlying Operating Profit (5)
Financial & Risk	$302	$327	-8%	-4%	16.7%	18.1%
Legal	200	190	5%	5%	25.7%	25.2%
Tax & Accounting	68	43	58%	58%	21.9%	18.1%
Intellectual Property & Science	55	52	6%	4%	26.3%	25.9%
Corporate & Other (includes Media)	(80)	(76)
Underlying operating profit	$545	$536	2%	2%	17.1%	17.4%

Thomson Reuters Reports First-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2012	2011	Change

Operating profit	$386	$396	-3%
Adjustments:
Amortization of other identifiable intangible assets	152	144
Integration programs expenses	-	70
Fair value adjustments	30	(2)
Other operating gains, net	(22)	(33)
Operating profit from Other businesses (1), (3)	(1)	(39)
Underlying operating profit (1)	$545	$536	2%
Adjustments:
Integration programs expenses	-	(70)
Depreciation and amortization of computer software (excluding Other businesses (1), (3))	280	251
Adjusted EBITDA (1)	$825	$717	15%

Underlying operating profit margin	17.1%	17.4%	-30	bp
Adjusted EBITDA margin	25.9%	23.3%	260	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2012	2011	Change

Earnings from continuing operations	$328	$255	29%
Adjustments:
Tax (benefit) expense	(33)	52
Other finance income	(30)	(7)
Net interest expense	114	101
Amortization of other identifiable intangible assets	152	144
Amortization of computer software	175	164
Depreciation	110	107
EBITDA	$816	$816
Adjustments:
Share of post tax losses (earnings) in equity method investees	7	(5)
Other operating gains, net	(22)	(33)
Fair value adjustments	30	(2)
EBITDA from Other businesses (1), (3)	(6)	(59)
Adjusted EBITDA (1)	$825	$717	15%

Thomson Reuters Reports First-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$302	$157	$459	$327	$138	$465
Legal	200	70	270	190	67	257
Tax & Accounting	68	28	96	43	21	64
Intellectual Property & Science	55	17	72	52	14	66
Corporate & Other (includes Media)	(80)	8	(72)	(76)	11	(65)
Integration programs expenses	na	na	-	na	na	(70)
	$545	$280	$825	$536	$251	$717
_____________________________
** excludes Other businesses (1), (3)

na = not applicable

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings from Continuing Operations (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended
	March 31,
	2012	2011
Earnings attributable to common shareholders	$314	$250
Adjustments:
Operating profit from Other businesses (1), (3)	(1)	(39)
Fair value adjustments	30	(2)
Other operating gains, net	(22)	(33)
Other finance income	(30)	(7)
Share of post tax losses (earnings) in equity method investees	7	(5)
Tax on above items	21	12
Interim period effective tax rate normalization (7)	6	(10)
Discrete tax items	(113)	-
Amortization of other identifiable intangible assets	152	144
Discontinued operations	2	(2)
Dividends declared on preference shares	(1)	(1)
Adjusted earnings from continuing operations (1)	$365	$307
Adjusted earnings per share from continuing operations (1)	$0.44	$0.37

Diluted weighted average common shares (in millions)	830.3	839.7

Thomson Reuters Reports First-Quarter 2012 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Operations (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2012	2011
Net cash provided by operating activities	$273	$200
Capital expenditures, less proceeds from disposals	(283)	(294)
Other investing activities	5	35
Dividends paid on preference shares	(1)	(1)
Free cash flow	(6)	(60)
Remove: Other businesses	(35)	(85)
Free cash flow from ongoing operations	$(41)	$(145)

Footnotes

(1)	Prior-period amounts have been reclassified to reflect the current presentation.
(2)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes the Media business) less eliminations. Other businesses (see note (3) below) are excluded.
(3)	Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended
	March 31,
Other businesses	2012	2011

Revenues	$167	$253

Operating profit	$1	$39
Depreciation and amortization of computer software	5	20
EBITDA	$6	$59

(4)
Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software but including integration programs expense. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(5)
Underlying operating profit is operating profit from reportable segments and Corporate & Other (including Media). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(6)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings or loss per share attributable to shareholders.

(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

(8)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing operations.

Thomson Reuters Reports First-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended
	March 31,
	2012	2011

Revenues	$3,354	$3,330
Operating expenses	(2,553)	(2,552)
Depreciation	(110)	(107)
Amortization of computer software	(175)	(164)
Amortization of other identifiable intangible assets	(152)	(144)
Other operating gains, net	22	33
Operating profit	386	396
Finance costs, net:
Net interest expense	(114)	(101)
Other finance income	30	7
Income before tax and equity method investees	302	302
Share of post tax (losses) earnings in equity method investees	(7)	5
Tax benefit (expense)	33	(52)
Earnings from continuing operations	328	255
(Loss) earnings from discontinued operations, net of tax	(2)	2
Net earnings	$326	$257

Earnings attributable to:
Common shareholders	314	250
Non-controlling interests	12	7

Basic and diluted earnings per share	$0.38	$0.30

Basic weighted average common shares	828,840,858	835,171,533
Diluted weighted average common shares	830,289,860	839,706,309

Thomson Reuters Reports First-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	March 31,	December 31,
	2012	2011
Assets
Cash and cash equivalents	$467	$422
Trade and other receivables	1,796	1,984
Other financial assets	64	100
Prepaid expenses and other current assets	619	641
Current assets excluding assets held for sale	2,946	3,147
Assets held for sale	900	767
Current assets	3,846	3,914

Computer hardware and other property, net	1,428	1,509
Computer software, net	1,569	1,640
Other identifiable intangible assets, net	8,256	8,471
Goodwill	15,752	15,932
Other financial assets	451	425
Other non-current assets	530	535
Deferred tax	46	50
Total assets	$31,878	$32,476

Liabilities and equity
Liabilities
Current indebtedness	$296	$434
Payables, accruals and provisions	2,155	2,675
Deferred revenue	1,230	1,379
Other financial liabilities	99	81
Current liabilities excluding liabilities associated with assets held for sale	3,780	4,569
Liabilities associated with assets held for sale	216	35
Current liabilities	3,996	4,604

Long-term indebtedness	7,210	7,160
Provisions and other non-current liabilities	2,560	2,513
Other financial liabilities	21	27
Deferred tax	1,263	1,422
Total liabilities	15,050	15,726

Equity
Capital	10,320	10,288
Retained earnings	7,623	7,633
Accumulated other comprehensive loss	(1,464)	(1,516)
Total shareholders’ equity	16,479	16,405
Non-controlling interests	349	345
Total equity	16,828	16,750
Total liabilities and equity	$31,878	$32,476

Thomson Reuters Reports First-Quarter 2012 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2012	2011
Cash provided by (used in):
Operating activities
Net earnings	$326	$257
Adjustments for:
Depreciation	110	107
Amortization of computer software	175	164
Amortization of other identifiable intangible assets	152	144
Net gains on disposals of businesses	(37)	(4)
Deferred tax	(172)	(32)
Other	92	35
Changes in working capital and other items	(373)	(471)
Net cash provided by operating activities	273	200

Investing activities
Acquisitions, net of cash acquired	(159)	(54)
Proceeds from disposals	614	15
Capital expenditures, less proceeds from disposals	(283)	(294)
Other investing activities	5	35
Investing cash flows from continuing operations	177	(298)
Investing cash flows from discontinued operations	-	21
Net cash provided by (used in) investing activities	177	(277)

Financing activities
Repayments of debt	-	(5)
Net (repayments) borrowings under short-term loan facilities	(136)	43
Repurchases of common shares	(24)	-
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(256)	(217)
Other financing activities	8	-
Net cash used in financing activities	(409)	(180)

Translation adjustments on cash and cash equivalents	4	4
Increase (decrease) in cash and cash equivalents	45	(253)
Cash and cash equivalents at beginning of period	422	864
Cash and cash equivalents at end of period	$467	$611